-FOR IMMEDIATE RELEASE-

      ELRON ANNOUNCES COMPLETION OF DISCOUNT INVESTMENT CASH
TENDER OFFER FOR CERTAIN OF ELRON'S SHARES

Tel Aviv, August 22, 2004- Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that further to Elron's announcement on July 16, 2004, Discount Investment Corporation Ltd. (“DIC”) has publicly announced that it has completed a tender offer to purchase 2,203,425 ordinary shares of Elron for $15 per share, net to the seller in cash, less any required withholding taxes and without interest. Upon consummation of the tender offer, DIC's holding in Elron will increase from approximately 38.5% to approximately 45.8%.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, software, information technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

          Contact:

          Tal Raz

          Elron Electronic Industries Ltd.

          Tel: 972-3-607-5555

          raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.